Exhibit 4.5.29

ACCOUNT PLEDGE AGREEMENT

between

HERTZ AUTOVERMIETUNG GMBH

as Pledgor

BNP PARIBAS

as Security Agent and Lender

and

OTHERS

as Lenders

NÖRR STIEFENHOFER LUTZ

RECHTSANWÄLTE STEUERBERATER WIRTSCHAFTSPRÜFER PARTNERSCHAFT

BERLIN    DRESDEN    DÜSSELDORF    FRANKFURT/MAIN    MUNICH

BRATISLAVA    BUCHAREST    BUDAPEST    MOSCOW    PRAGUE    WARSAW

NEW YORK REPRESENTATION OFFICE

Friedrichstrasse 2-6  •  D-60323 Frankfurt/Main  •  Tel.: +49 (0) 69 9714 77-0  •  Fax: +49 (0) 69 9714 77-100

i

THIS ACCOUNT PLEDGE AGREEMENT (the Agreement) is dated 21 December 2005 and is made

BETWEEN:

(1)              HERTZ AUTOVERMIETUNG GMBH, a limited liability company incorporated under the laws of Germany, registered in the commercial register (Handelsregister) at the local court (Amtsgericht) of Frankfurt am Main under HRB 52255 with its principal office at Ginnheimer Straße 4, D-65760 Eschborn (the Pledgor);

(2)              BNP PARIBAS, a “société anonyme” organised under the laws of France with its registered office at 16, boulevard des Italiens, F-75009 Paris, registered with the Paris “Registre de Commerce et des Sociétés” under the number 662 042 449 RCS Paris as security agent and lender (the Security Agent);

(3)              THE ROYAL BANK OF SCOTLAND plc, incorporated under the laws of Scotland with its registered address at 36 St Andrew Square, Edinburgh EH2 2YB as lender;

(4)              CALYON, a “société anonyme” with its registered office at 9, quai du Président Paul Doumer, F-92920 Paris La Défense Cedex as lender;

(5)              BNP PARIBAS (CANADA), a bank duly constituted under the relevant Canadian bank act, having its head office at 1981, McGill College Avenue, Montreal (Quebec) H3A 2W8; and

(6)              INDOSUEZ FINANCE (U.K) LIMITED, a limited liability company with registration number, having its registered office at Broadwalk House, 5 Appold Street, London EC2A 2DA, UK (together with the parties under (2) to (5), any Secured Hedge Counterparty and any L/C Issuer the Original Finance Parties and each an Original Finance Party and together with any person acceding to the Facility Agreement (as defined below) as finance party the Finance Parties and each a Finance Party).

The parties listed under (2) to (6) are together referred to as Original Pledgees and each an Original Pledgee and together with any Future Pledgee (as defined below) the Pledgees and each a Pledgee. The Pledgor and the Pledgees are collectively referred to as the Parties and each a Party.

RECITALS

(A)             By a senior bridge facilities agreement dated on or about 21 December 2005 (the Facility Agreement) the Original Finance Parties have agreed to make available to the Pledgor and certain subsidiaries of Hertz International, Ltd (together with any person acceding to the Facility Agreement as borrower the Borrowers and each a Borrower) a facility to be used for the purpose of, inter alia, the refinancing of the purchase price of certain vehicles and certain payments in connection with the purchase by CCMG Holdings, Inc. of the shares in The Target from Ford Holdings LLC.

(B)              Pursuant to the terms of the Facility Agreement the Pledgor in its capacity as guarantor and certain subsidiaries of Hertz International, Ltd (together with any person acceding to the

Facility Agreement as guarantor the Guarantors and each a Guarantor) have guaranteed in favour of the Finance Parties the performance by certain Obligors under the Finance Documents (the Guarantee).

(C)              BNP Paribas has been appointed as security agent to hold and administer all security granted in connection with the Facility Agreement.

(D)             The Pledgor has entered into this Agreement in order to secure its liabilities in respect of the Secured Obligations (as defined below).

(E)              References in this Agreement to the Finance Documents will be deemed to include references to those agreements as they may be amended, modified, varied, novated or restated from time to time (including, without limitation, by way of increase of the facilities made available thereunder). Similarly, references in this Agreement to Secured Obligations (as defined below) will be deemed to include any and all obligations which the Pledgor may have under or in connection with the Finance Documents as the same may be so amended, modified, varied, novated or restated from time to time.

THE PARTIES AGREE as follows:

1.                DEFINITIONS

Terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Facility Agreement.

Accounts means the Accounts as listed in SCHEDULE 1 (List of the Accounts) and any sub-Accounts (Unterkonten), and any and all present and future Accounts, sub-Accounts and renumbered Accounts which are open or will be opened in the Federal Republic of Germany now, or in the future in replacement of or in connection with the Accounts by the Pledgor after the date hereof in accordance with the Facility Agreement.

Account Banks means the Banks listed in SCHEDULE 1 (List of the Accounts).

Enforcement Event means an Event of Default that has occurred and is continuing unremedied and unwaived (where applicable) under the Facility Agreement and which results in the Security Agent serving a notice on Hertz International, Ltd pursuant to Clause 23.16 (a) of the Faciltiy Agreement.

Intercreditor Deed means an intercreditor agreement dated on or about 21 December 2005 between, inter alia, Hertz International Ltd., the Pledgor and the Original Finance Parties.

Parallel Debt means a separate abstract acknowledgement of debt (abstraktes Schuldanerkenntnis) issued by the Pledgor in favour of the Security Agent.

2.                PLEDGE OF ACCOUNTS

2.1              The Pledgor pledges to each Pledgee any amount standing currently or in the future to the credit balance of the Accounts held with the Account Banks and any other claim arising out of or in connection with the contractual relationship with the respective Account Bank including all interest payable thereon (the Account Pledge).

2.2              The validity and effect of the Account Pledge shall be independent from the validity and the effect of any other pledge and the Pledge will hold an individual pledge and all such pledges shall rank pari passu in priority to any of the other pledges created hereunder.

3.                ACCEPTANCE OF THE ACCOUNT PLEDGE

3.1              Each Original Pledgee accepts the Account Pledge for itself and the Security Agent, as agent without power of attorney (Vertreter ohne Vertretungsmacht), accepts the Account Pledge for each party acceding to the Finance Documents as finance party in accordance with the terms thereof (the Future Pledgee). Each Future Pledgee ratifies such acceptance for itself by accepting such transfer or assignment, thereby becoming a Pledgee, it being understood that any future or conditional claim (zukünftiger oder bedingter Anspruch) of such Future Pledgee arising under the Finance Documents shall be secured by the Account Pledge constituted hereunder. All Parties hereby confirm that the validity of the Account Pledge granted hereunder shall not be affected by the Security Agent acting as agent without power of attorney for each Future Pledgee.

3.2              In accordance with Section 418 sub-section 1 sentence 3 of the German Civil Code (Bürgerliches Gesetzbuch) the Pledgor hereby expressly agrees that the Account Pledge will continue to be a security in the event of a full or partial assignment of contracts (Vertragsübernahme/-beitritt) and/or an assumption of liabilities or obligations (Schuldübernahme/-beitritt).

4.                SECURED OBLIGATIONS

The Account Pledge hereunder is constituted in order to secure the prompt and complete satisfaction of any and all obligations (present and future, actual and contingent) which are (or are expressed to be) or become owing by the Pledgor to the Finance Parties or any of them under the Finance Documents, in particular, the Facility Agreement, the Guarantee and the Parallel Debt including, but without limitation to, obligations arising in connection with any advances made under any of the Finance Documents during any extension period by any transferor thereunder. For the avoidance of doubt these shall include any claims arising out of unjust enrichment (ungerechtfertigte Bereicherung) (together referred to as the Secured Obligations).

5.                NOTIFICATION OF THE ACCOUNT PLEDGE

5.1              Upon signing of this Agreement the Pledgor will notify the Account Banks in respect of the Account Pledge of this Agreement, by delivering a signed notification letter in the form of SCHEDULE 2 Part 1 (Notification of the Account Pledge by the Pledgor) via registered mail with return receipt (Einschreiben mit Rückschein) and shall forthwith request an acknowledgement from the Account Banks. This notification shall be accompanied by a letter of the Security Agent by which the Security Agent notifies the Account Banks of the Account Pledge. To this end the Security Agent will deliver to the Pledgor in due time a signed notification letter substantially in the form attached hereto as SCHEDULE 2

Part 2 (Notification of the Account Pledge by the Pledgee). The Pledgor will provide the Security Agent with the acknowledgement executed by the Account Banks without undue delay upon receipt.

5.2              The Pledgor will promptly, however at the latest five (5) Business Days of the re-designation, renumbering or change of the Account notify the Finance Parties and the relevant Account Banks of the Account Pledge as set out in Clause 5.1 of this Agreement.

6.                RIGHTS OF THE PLEDGOR

6.1              Unless the Security Agent gives written notice to the contrary upon the occurrence of an Enforcement Event, the Pledgor shall be authorised to exercise all rights and powers in respect of the Accounts in the ordinary course of business.

6.2              The Security Agent is entitled to revoke the above authorisation upon the occurrence of an Enforcement Event.

6.3              Upon revocation of the authorisation the Security Agent is entitled to demand delivery of all documentation in relation to the Accounts.

7.                REPRESENTATIONS AND WARRANTIES OF THE PLEDGOR

The Pledgor hereby represents and warrants to each Pledgee that:

(a)              it is the sole holder of the Accounts;

(b)              save for the security permitted under the Finance Documents and the pledge of the Account Banks pursuant to their standard terms and conditions (Allgemeine Geschäftsbedingungen), it has not otherwise pledged the Accounts and no third party other than any Account Bank has any right, claim, title, interest, pledge, lien or other encumbrance or charge whatsoever in or to the Accounts;

(c)              except as explicitly set forth in this Agreement or permitted by any other Finance Document, the Pledgor is not subject to any restriction of any kind, or any consent requirement with regard to the transfer of, or the granting of a pledge in, or any other disposal of, the Accounts;

(d)              the Pledgor has the requisite power and authority to enter into this Agreement and all necessary corporate action has been taken and all necessary consents have been obtained with regard to the execution and performance of this Agreement;

(e)              the Accounts are free from any liens, encumbrances or any other third-party rights other than the pledges of the Account Banks pursuant to their standard terms and conditions (Allgemeine Geschäftsbedingungen); and

(f)               the Pledgor is the unrestricted legal owner of all amounts standing to the credit of the Accounts and, pursuant to Section 8 of the German Money Laundering Act (Geldwäschegesetz), is the beneficial owner (wirtschaftlicher Berechtigter) of all amounts standing to the credit of the Accounts and it did not, and still does not, act for the account of third parties in connection with the establishment and the maintenance of the Accounts.

8.                UNDERTAKINGS OF THE PLEDGOR

The Pledgor hereby undertakes to each Pledgee:

(a)              to notify the Security Agent without undue delay (ohne schuldhaftes Zögern) of any event or circumstance which might materially adversely affect the validity or enforceability of the security or cause an Event of Default to occur;

(b)              except as permitted under the Finance Documents, not to encumber, create or agree to create, or permit to subsist, any encumbrance, other security interest or third party right in or over the Accounts except for the security granted pursuant to the Security Documents or permitted pursuant to the terms of the Facility Agreement;

(c)              except as permitted under the Finance Documents not to close the Accounts during the term of the Account Pledge without the prior written consent of the Pledgees;

(d)              to ensure that all rights granted to the Pledgees under this Agreement are prior in ranking to any rights of third parties (except for the pledge of the Account Banks pursuant to their standard terms and conditions (Allgemeine Geschäftsbedingungen) to which the undertaking pursuant to Clause 8(j) shall apply);

(e)              to notify the Security Agent without undue delay (ohne schuldhaftes Zögern) of any new account opened which is not listed in SCHEDULE 1 (List of the Accounts) and to pledge any such new account with first rank for the benefit of the Pledgees;

(f)               to notify the Security Agent promptly if the Accounts are affected by or subject to attachment proceedings or other similar measures. In the event of an attachment, the Pledgor shall provide the Security Agent with a copy of the attachment and execution order as well as with all other information necessary to lodge protest against the execution and shall without undue delay (ohne schuldhaftes Zögern) inform the execution creditor in writing of the Pledgees’ security interests hereunder; and

(g)              that the Account Pledge will until satisfaction of the Secured Obligations in full have first ranking priority (to the extent legally possible and save for the security permitted under the Finance Documents and the pledge of the relevant Account Bank pursuant to its standard terms and conditions (Allgemeine Geschäftsbedingungen) until its waiver by the relevant Account Bank); and

(h)              to use reasonable efforts that the relevant Account Bank at which the Accounts are or will be held waives its right of set-off in relation to the funds held in the Accounts and the pledge pursuant to its standard terms and conditions (Allgemeine Geschäftsbedingungen).

9.                REALISATION

9.1              Following an Enforcement Event and the lapse of any applicable grace or curing period provided for in the Facility Agreement the Pledgees may, at any time after the prerequisites with regard to an enforcement of the Pledge (Pfandreife) under Sections 1273, 1204 et seq. of the German Civil Code (Bürgerliches Gesetzbuch) are met, avail themselves of all rights and remedies a pledgee has upon default under the laws of the Federal Republic of Germany, in particular as set forth in Sections 1204 et seq. and Sections 1234 et seq. of the German Civil Code (Bürgerliches Gesetzbuch), including, without limitation, the right to collect any balances standing to the credit of the Accounts and any interest claim thereunder. Notwithstanding Section 1277 sentence 1 of the German Civil Code (Bürgerliches Gesetzbuch) the Pledgor hereby expressly agrees that no prior obtaining of an enforceable court order (vollstreckbarer Titel) or notification of enforcement will be required and that five (5) Business Days’ prior notice of the enforcement shall be sufficient. Section 1234 sub-section 2 of the German Civil Code (Bürgerliches Gesetzbuch) shall not apply. Realisation of the Account Pledge without prior written notice to the Pledgor and waiting period shall be permissible if the Pledgor has generally ceased payment or if insolvency proceedings in respect of the Pledgor have been opened by the courts. The Pledgees shall at all times until the full and complete satisfaction of all the Secured Obligations take into consideration the legitimate interest of the Pledgor in exercising its rights and carrying out its duties under this Agreement.

9.2              Following the realisation of the Account Pledge, the Pledgees shall use the proceeds to satisfy the Secured Obligations in accordance with the Facility Agreement.

9.3              Upon the occurrence of an Enforcement Event the Pledgees and the Security Agent shall be entitled to notify each Account Bank of the realisation of the Account Pledge and direct it to transfer all amounts standing to the credit balance of the Accounts in accordance with the Facility Agreement.

10.             LIMITATION LANGUAGE

10.1             The Pledgees agree that their right to enforce the security granted hereunder shall, if and to the extent that it secures liabilities of any shareholder of the Pledgor or any such shareholder’s affiliated company (verbundenes Unternehmen) within the meaning of section 15 of the German Stock Corporation Act (Aktiengesetz) (other than the Pledgor’s subsidiaries), at all times be limited to an amount equal to the Pledgor’s net assets (as defined in Clause 10.2).

10.2            For the purposes of this Clause 10 (Limitation Language), net assets shall be calculated by taking into account the captions reflected in section 266 (2) A, B and C of the German Commercial Code (Handelsgesetzbuch) less the sum of:

(i)              the Pledgor’s liabilities (the calculation of which shall take into account the captions reflected in section 266 (3) B, C and D of the German Commercial Code

(Handelsgesetzbuch)); and

(ii)             the registered share capital (Stammkapital) of the Pledgor; and

(iii)            the amount of any intercompany loan or loans granted by the Pledgor to its parent or sister companies.

10.3            For the purpose of the calculation of the enforceable amount, the Pledgor will, within 30 (thirty) Business Days after the Pledgees have made a demand for realisation hereunder, deliver to the Pledgees an unaudited up-to-date balance sheet of the Pledgor, drawn up by its auditors, which shows the value of the net assets. The balance sheet and determination of net assets shall be prepared in accordance with accounting principles pursuant to the German Commercial Code (Handelsgesetzbuch) and be based on the same principles that were applied when establishing the immediately preceding year’s balance sheet.

10.4            If the Pledgor fails to deliver a copy of its balance sheet in accordance with Clause 10.3, the Pledgees shall be entitled to enforce the security granted hereunder without limitation. Following such enforcement, the Pledgees agree to release proceeds from the enforcement of the security granted hereunder if and to the extent that it secures liabilities of any shareholder of the Pledgor or any such shareholder’s affiliated company (verbundenes Unternehmen) within the meaning of Section 15 of the German Stock Corporation Act (Aktiengesetz) (other than the Pledgor’s subsidiaries) and that such enforcement or the application of proceeds from such enforcement towards the Secured Obligations would otherwise lead to the situation that the Pledgor does not have sufficient net assets, as determined in accordance with a balance sheet drawn up as foreseen under Clause 10.3, to maintain its registered share capital (Stammkapital).

10.5            For the purposes of the calculation of the enforceable amount specified in Clause 10.3 and the amount to be released specified in Clause 10.4, the following balance sheet items shall be adjusted as follows:

(i)              the amount of any increase of registered share capital out of retained earnings (Kapitalerhöhung aus Gesellschaftsmitteln) after the date hereof that has been effected without the prior written consent of the Pledgees shall be deducted from the registered share capital; and

(ii)             loans and other contractual obligations incurred in violation of the provisions of the Finance Documents to which the Pledgor is a party, shall be disregarded.

10.6            Furthermore, if and to the extent legally permissible the Pledgor shall, in a situation where it does not have sufficient net assets to maintain its registered share capital and where the Pledgees would (but for this Clause 10) be entitled and are seeking to enforce the security granted hereunder realise any and all of its assets that are shown in the balance sheet with a book value (Buchwert) which is significantly lower than the realisable market value of such assets and to the extent such assets are not necessary for the Pledgor’s business or operations (nicht betriebsnotwendig).

10.7            The limitations set out in this Clause 10 shall not apply to security granted by the Pledgor in relation to any amounts borrowed under the Facility Agreement to the extent the proceeds of such borrowing are on-lent to it or any of its subsidiaries from time to time and have not been repaid at the time of the security granted hereunder.

10.8            The security granted hereunder shall further not be enforced to the extent that the Pledgor demonstrates in reasonable detail that such enforcement would lead to a breach of the duty of care owing by the relevant shareholders vis-à-vis the respective company (Gebot der Rücksichtnahme auf die Eigenbelange der Gesellschaft) and of the prohibition of insolvency-causing intervention (Verbot des existenzvernichtenden Eingriffs), as developed by the recent jurisdiction (in particular BGH II ZR 178/99 Bremer “Vulkan”, BGH ZR 196/00 and BGH II ZR 300/00 “KBV”), of the Federal Supreme Court (Bundesgerichtshof), caused for example, as far as this would be within the scope of the cited court rulings, if the entering into the guarantee or indemnity and its enforcement results in the illiquidity (Zahlungsunfähigkeit) of the Transferor. The Pledgees shall be obliged to retransfer proceeds from such enforcement to the extent that the Pledgor demonstrates in reasonable detail that the enforcement of this Agreement violated the rules of the cited Federal Supreme Court rulings. Any claim for damages (excluding, for the avoidance of doubt, any claim relating to unjust enrichment) by the Pledgor or the Borrowers against the Banks, the Facility Agent, the Global Coordinator and/or the Arrangers and Joint Bookrunners in connection with a potential existence threatening intrusion shall be excluded.

11.             RELEASE

11.1            Upon (a) the Secured Obligations being discharged in full and none of the secured parties being under any further actual or contingent obligation to make advances or provide other financial accommodation to the security providers or any other person under any of the Finance Documents, or (b) the Pledgor ceasing to be both a Borrower and a Guarantor subject to, and in accordance with, the Facility Agreement, the Security Agent shall, at the request of the Pledgor release and cancel the Security of the Pledgor and procure the retransfer to the Pledgor of the security pledged to the Security Agent pursuant to this Agreement. The cost of such release shall be borne in accordance with the terms of the Facility Agreement.

11.2            In connection with (a) any Permitted Disposal of any property that is subject to a Security, (b) any sale or other disposition of any property otherwise permitted by the Facility Agreement that is subject to a Security, (c) any sale or other disposition of any property that is subject to a Security where the Facility Agent or the Security Agent has consented to the disposal pursuant to the Facility Agreement, (d) any sale or any other disposition of any property pursuant to a merger, consolidation, reorganisation, winding-up, securitisation, Take-Out Financing or sale and leaseback permitted by the Facility Agreement to the extent necessary to ensure such merger, consolidation, reorganisation, winding-up, securitisation, Take-Out Financing or sale and leaseback take place, or (e) the creation of any Encumbrance permitted by paragraph (x) of the definition of Permitted Encumbrance, the Security Agent shall, at the request and cost of the Hertz International, Ltd, release and cancel the security of the Pledgor and procure the retransfer to the Pledgor of the property and assets pledged to the Pledgees pursuant to this Agreement, provided that, to the extent that the disposal of such property is a Permitted Disposal or a sale or disposition otherwise permitted by the Facility Agreement, the property shall be declared to be automatically released from the Security with effect from the day of such disposal and the Security Agent and the Facility Agent shall each do all such acts which are reasonably requested by the Parent in order to release such property.

11.3            At any time when the total value of the aggregate security granted by the Pledgor and any of the other Obligors to secure the Secured Obligations (the Total Security) which can be expected to be realised in the event of an enforcement of the Total Security (realisierbarer Wert) exceeds 110 per cent. of the Secured Obligations (the Limit) not only temporarily, the Pledgees shall on demand of the Pledgor release such part of the Total Security (Sicherheitenfreigabe) as the Pledgees may in their reasonable discretion determine so as to reduce the realisable value of the Total Security to the Limit.

12.             DURATION AND INDEPENDENCE

12.1            This Agreement shall constitute a continuing security and no change or amendment whatsoever in and to the Secured Obligations and to any document related with the Secured Obligations shall affect the validity and the scope of the Account Pledge and this Agreement nor the obligations which are imposed on the Pledgor pursuant to it. This Clause 12.1 shall not limited the Pledgees’ obligation to release collateral as set out in Clause 11 (Release).

12.2            This Agreement is in addition to, and independent of, any other security or guarantee the Pledgees may now or hereafter hold in respect of the Secured Obligations. None of such security interests or guarantees shall prejudice, or shall be prejudiced by, or shall be merged or commingled in any way with the Account Pledge.

12.3            The Account Pledge shall remain valid notwithstanding any measure taken by the Pledgees against the Pledgor to collect the Pledgees’ claims, and in particular if the Pledgees grant payment deferrals, release guarantors, sureties or collateral or conclude a settlement or another agreement with persons directly or indirectly concerned by this Agreement.

13.             NOTIFICATIONS

Any notice or other communication under or in connection with this Agreement shall be in writing and shall be delivered personally, or sent by mail, courier or by facsimile transmission:

In the case of the Pledgees, to:

BNP Paribas - Titrisation

Address:	3, Rue d’Antin
F-75002 Paris
Fax number:	+33 (1) 42 98 6919
Attention:	Ms. Violaine Delaunay

in the case of the Pledgor, to:

Address:	Ginnheimer Straße 4
D-65760 Eschborn
Fax number:	+49 (0) 6196 937 146
Attention:	Mr. Remigius Keijzer
Mr. Floris van Kolfschoten,

or to the address notified at the point of closing or any other address later notified in writing to the other Party at least 15 days in advance. Any changes in the authority to represent the Pledgor shall be notified to the Pledgees without undue delay.

14.             MISCELLANEOUS

14.1            Conflict between this Agreement and the Facility Agreement

If there is a conflict between this Agreement and the Facility Agreement then (to the extent permitted by law) the provisions of the Facility Agreement shall take priority over the provisions of this Agreement.

14.2            Costs and Fees

The Pledgor will pay all costs, fees and expenses incurred in connection with the negotiation, execution or enforcement of this Agreement to the extent required by Clause 27 of the Facility Agreement.

14.3            Waivers

No failure to exercise, nor any delay in exercising, on the part of a Pledgee, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy.

14.4            Amendments

Any changes, amendments and waivers of any provision of this Agreement, including this Clause 14.4, require written form in order to become valid. No oral supplements to this Agreement have been made.

14.5            Partial Invalidity

If any of the provisions of this Agreement shall be or become invalid, unenforceable or impractical in whole or in part, the validity of the other provisions hereof shall not be affected. In that case the invalid, unenforceable or impractical provision shall be replaced by such valid, enforceable or practical provision or arrangement, which corresponds as closely as possible to the invalid, unenforceable or impractical provision and to the Parties’ economic aims pursued by and reflected in this Agreement. The same applies in the event that this Agreement does not contain a provision which it needs to contain in order to achieve the economic purpose as expressed herein (Regelungslücke).

14.6            Choice of law

This Agreement shall be governed by and construed in accordance with the laws of the Federal Republic of Germany.

14.7            Place of Jurisdiction

Any legal action or proceedings arising out of or in connection with this Agreement shall be brought in the district court (Landgericht) in Frankfurt/Main. The foregoing shall, however, not limit the right of the Pledgees to bring any legal action against the Pledgor in any other court of competent jurisdiction.

SIGNATURES

Pledgor

HERTZ AUTOVERMIETUNG GMBH

By:	/s/ Nuns Moodliar
	Name:	Nuns Moodliar
	Title:	Authorized Signatory

Pledgees

BNP PARIBAS

By:	/s/ Nadejda Kysel
	Name:	NADEJDA KYSEL
	Title:	Proxy

THE ROYAL BANK OF SCOTLAND plc

By:	/s/ Nadejda Kysel
	Name:	NADEJDA KYSEL
	Title:	Proxy

CALYON

By:	/s/ Nadejda Kysel
	Name:	NADEJDA KYSEL
	Title:	Proxy

BNP PARIBAS (CANADA)

By:	/s/ Nadejda Kysel
	Name:	NADEJDA KYSEL
	Title:	Proxy

INDOSUEZ FINANCE (U.K.) LIMITED

By:	/s/ Nadejda Kysel
	Name:	NADEJDA KYSEL
	Title:	Proxy

Security Agent

BNP PARIBAS

By:	/s/ Nadejda Kysel
	Name:	NADEJDA KYSEL
	Title:	Proxy